UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On October 6, 2026, Sportradar AG, a subsidiary of Sportradar Group AG (the “Company”), entered into a purchase and sale agreement (the “Agreement”) with Teamworks Innovations, Inc. (the “Purchaser”) for the sale of 100% of the issued and outstanding equity interests of Atrium Sports Inc., the operator of the Company’s Synergy Sports coaching and scouting business.

Under the terms of the Agreement, the Purchaser will pay a cash purchase price of $170 million (subject to certain purchase price adjustments as set forth in the Agreement). The transaction is currently expected to close in the fourth quarter of 2026, subject to the satisfaction of customary closing conditions. The Agreement contains customary representations, warranties, covenants and indemnification provisions.

On October 7, 2026, the Company issued the press release announcing the entry into the Agreement. A copy of the press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K other than Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor for Forward-Looking Statements

Certain statements in this Report on Form 6-K may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding the expected closing of the sale transaction of Atrium Sports, Inc. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; publication of research reports, including by short sellers, or speculation in the press or the investment community, about us; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit No.	Description
99.1	Press Release of Sportradar Group AG, dated October 7, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Chief Legal Officer